PricewaterhouseCoopers LLP
                                                       100 East Wisconsin Avenue
                                                             Milwaukee WI  53202



                        Report of Independent Accountants

To the Board of Directors of
COUNTRYSM Mutual Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about COUNTRYSM Mutual Funds' (comprising COUNTRY Growth Fund, Inc., COUNTRY Asset Allocation Fund, Inc., COUNTRY Tax Exempt Bond Fund, Inc. and COUNTRY Taxable Fixed Income Series Fund, Inc., which includes COUNTRY Money Market Series, COUNTRY Short-Term Government Bond Series and COUNTRY Long-Term Bond Series, referred to collectively hereafter as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001, and with respect to agreement of security purchases and sales, for the period from March 31, 2001 (the date of our last examination), through June 30, 2001:

o Confirmation of all securities held by institutions in book entry form, at the Depository Trust Company and Northern Trust;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian, COUNTRYSM Trust Bank; and

o Agreement of nine security purchases and nine security sales or maturities since our last report from the books and records of the Funds to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the COUNTRYSM Mutual Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Milwaukee, Wisconsin
September 24, 2001